OLSHAN
OLSHAN GRUNDMAN FROME ROSENZWEIG & WOLOSKY LLP

                                                               PARK AVENUE TOWER
                                                             65 EAST 55TH STREET
                                                        NEW YORK, NEW YORK 10022
                                                         TELEPHONE: 212.451.2300
                         May 11, 2007                    FACSIMILE: 212.451.2222

                                                               WWW.OLSHANLAW.COM

                                                       DIRECT DIAL: 212-451-2333
                                                   MAIL: AFINERMAN@OLSHANLAW.COM

Ade K. Heyliger
Special Counsel
Officer of Mergers & Acquisitions
United States Securities and Exchange Commission
Washington, DC 20549-0303

            Re:   RIVIERA HOLDINGS CORPORATION
                  DEFINITIVE ADDITIONAL MATERIALS
                  FILED MAY 8, 2007
                  FILE NO. 000-21430

Dear Mr. Heyliger:

      We acknowledge receipt of the letter of comment dated May 10, 2007 from the Staff (the "Comment Letter") with regard to the above-referenced matter. We have reviewed the Comment Letter with Riviera Holdings Corporation (the
"Company") and provide the following supplemental response on its behalf. Our responses are numbered to correspond to your comments.

DEFA14 FILED MAY 8, 2007

GENERAL

   1. WE NOTE YOUR STATEMENTS IN THE LETTER TO SHAREHOLDERS THAT THE RIV
      ACQUISITION GROUP NOMINEES ARE "SELF-SERVING," "WILL SEEK TO APPROVE A
      BELOW-MARKET SALE OF RIVIERA" AND "WILL SEEK TO FORCE A SALE...REGARDLESS
      IF [SIC] WHETHER IT IS THE HIGHEST AND BEST PRICE." WE NOTE FURTHER YOUR
      IMPLICATION THAT THE GROUP'S NOMINEES WILL NOT "PROTECT THE SHAREHOLDERS"
      FROM A LESS THAN BEST ACQUISITION OFFER. SUCH STATEMENTS IMPLY THAT THE
      NOMINEES, IF ELECTED, WOULD NOT BE BOUND BY AND WOULD FAIL TO FULFILL
      THEIR FIDUCIARY DUTIES. YOU MUST AVOID STATEMENTS THAT DIRECTLY OR
      INDIRECTLY IMPUGN CHARACTER, INTEGRITY OR PERSONAL REPUTATION OR MAKE
      CHARGES OF ILLEGAL OR IMMORAL CONDUCT WITHOUT FACTUAL FOUNDATION. REFER TO
      RULE 14A-9.

      We acknowledge your comment. The Company will avoid making statements that directly or indirectly impugn character, integrity or personal reputation or make charges of illegal or immoral conduct without factual foundation.

                                                               NEW JERSEY OFFICE
                                                    744 BROAD STREET, 16TH FLOOR
                                                              NEW YORK, NJ 07102
                                                         TELEPHONE: 973.331.7200
                                                         FACSIMILE: 973.331.7222

May 11, 2007

   2. EACH STATEMENT OR ASSERTION OF OPINION OR BELIEF MUST BE CLEARLY
      CHARCTERIZED AS SUCH, AND A REASONABLE FACTUAL BASIS MUST EXIST FOR EACH
      SUCH OPINION OR BELIEF. SUPPORT FOR OPINIONS OR BELIEFS SHOULD BE
      SELF-EVIDENT, DISCLOSED IN THE PROXY STATEMENT OR PROVIDED TO STAFF ON A
      SUPPLEMENTAL BASIS. IN THIS REGARD, WE NOTE THE FOLLOWING EXAMPLES:

          o [THE RIV ACQUISITION  GROUP'S] GOAL IS TO INSTALL DIRECTORS WHO WILL
            SEEK TO APPROVE A BELOW-MARKET  SALE...FOR  THEIR OWN PERSONAL GAIN;
            AND

          o THE  IMPLICATION  THAT THE RIV  ACQUISITION  GROUP  SEEKS TO TAKE AN
            "UNFAIR ADVANTAGE OF THE SHAREHOLDERS."

      We acknowledge your comment. The Company will clearly characterize any statements or assertions of opinion or belief as such and will ensure that there is a reasonable factual basis for each opinion or belief stated.

IMPORTANT FACTS TO KNOW

   3. WE NOTE STATEMENTS THROUGHOUT YOUR MATERIALS IN WHICH YOU ASSERT YOUR
      BELIEF THAT RIV ACQUISITION GROUP WILL ATTEMPT TO ACQUIRE THE COMPANY AT A
      "BELOW-MARKET PRICE." WE NOTE FURTHER YOUR STATEMENTS REGARDING THE
      "ENORMOUS APPRECIATION" OF VALUES IN LAS VEGAS AND THE REFERENCE TO
      COMPANY'S "TRUE VALUE." PLEASE PROVIDE SUPPORT FOR THESE STATEMENTS AND
      QUANTIFY ANY ANALYSES PERFORMED TO SUPPORT THESE STATEMENTS. TO THE EXTENT
      ANY SUCH ANALYSES HAVE NOT BEEN PERFORMED, SO STATE.

      The current Riv Acquisition group offer is for $27 per share. As of the close of business on May 10, 2007 the Riviera stock price was at $31.85 per share. In addition, on May 11, 2007 an offer to acquire the stock of the Company for $30.00 per share was received by the Company. Accordingly, the Company believes that the market views the Riv Acquisition group offer as below market.
Based on data internally compiled, Las Vegas strip land prices averaged approximately $19.1 million per acre in 2005 and so far in 2007, have increased to approximately $21.1 million per acre. Based on land owned by the Company on the Las Vegas strip, as well as the Company's strong operating performance, the
Company believes its value is in excess to $27 per share.

   4. PLEASE EXPLAIN IN GREATER DETAIL AND PROVIDE SUPPORT FOR YOUR STATEMENT
      THAT THE RIV ACQUISITION GROUP HAS SUBMITTED A "HIGHLY CONDITIONAL" OFFER.

      The Riv Acquisition group's offer was subject to significant conditions, including without limitation: (i) obtaining necessary approvals from gaming authorities in Nevada and Colorado, (ii) obtaining necessary approvals under the
Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended, (iii) due diligence, and (iv) financing. The Company believes these conditions are significant.

   5. PLEASE RECONCILE YOUR STATEMENT THAT THE RIV ACQUISITION GROUP "REFUSES TO
      ENGAGE IN CONSTRUCTIVE NEGOTIATIONS" WITH YOUR STATEMENT THAT YOU HAVE
      ENGAGED IN "EXTENSIVE NEGOTIATIONS" WITH THE GROUP.

May 11, 2007

      In 2005 the Company conducted an extensive auction process in which, through its financial advisor, Jefferies & Companies, the Company reviewed in excess of 100 bids from interested parties, including strategic and financial buyers. Out of those bids the Company selected a bid for $23 per share from a group whose members included the Riv Acquisition group. After signing an exclusivity contract with the Company the Riv Acquisition group lowered its offer to $15 per share, an offer which was ultimately increased to $17 per share, and rejected by stockholders. Following the collapse of that offer the
Company has continued its negotiations with the Riv Acquisition group to sell the Company, which were continuing until quite recently. Some time after stockholders rejected its $17 per share offer, the Riv Acquisition group proposed a tender offer. However, after the Company expressed interest in a tender offer structure because it would permit stockholders to make a decision without coercive pressure or other lock-ups, the Riv Acquisition group changed their position, and eventually countered with its current offer, for an acquisition through a merger agreement which would preclude the Company from soliciting offers from other bidders. In addition, the Riv Acquisition group also entered into the Option Agreement (as discussed below), which the Company believes is similar to a lock-up arrangement in many respects. The Company believes the price changes, as well as the changes in form of the acquisition are examples of the Riv Acquisition group's failure to engage in constructive negotiations.

   6. PLEASE EXPLAIN WHY YOU BELIEVE THE RIV ACQUISITION UP'S OFFER WOULD
      "PRECLUDE OTHER BIDDERS FROM SUBMITTING HIGHER AND BETTER OFFERS." FOR
      EXAMPLE, TELL US WHETHER THE OFFER LACKS A "GO-SHOP" PROVISION.

      The Company understands that the Riv Acquisition group written proposal lacks a "go-shop" provision. In addition, Riv Acquisition group has signed an option agreement ("Option Agreement") with Triple Five Invest Co. LLC and
Dominion Financial LLC (together "T5") pursuant to which they granted Riv
Acquisition group the option to acquire 1,147,550 of the Company's shares. The agreement also requires T5 to vote against any action or proposal that would result in an acquisition of Riviera by any party other than Riv Acquisition group or its affiliates. The Company believes that the Option Agreement serves as a lock-up in many respects.

YOUR BOARD IS WORKING TO MAXIMIZE SHAREHOLDER VALUE

   7. WE NOTE YOUR STATEMENT THAT YOUR FINANCIAL ADVISOR HAS CONTACTED OVER 100
      PARTIES REGARDING A POTENTIAL ACQUISITION OF THE COMPANY. PLEASE TELL US
      WHEN THOSE CONTACTS OCCURRED AND UPDATE AS TO THE RESULTS OF THOSE
      CONTACTS, INCLUDING THE TYPES OF ENTITIES CONTACTED, THE CRITERIA USED TO
      IDENTIFY THESE ENTITIES AND WHETHER YOU ENTERED INTO ANY SERIOUS
      NEGOTIATIONS WITH ANY OF THE POTENTIAL BIDDERS.

      As discussed above, there were many companies involved in the initial auction process that the Company began in 2005, with the aid of its financial advisor, Jeffries & Company. Through the auction process the Company contacted over 100 companies representing a wide range of industries. The Company received bids from approximately nine potential buyers and ultimately selected the highest offer, valued at $23 per share, from a group whose members included the
Riv Acquisition group. However, after the Company entered into an exclusivity contract with the group at $23, the bid price was lowered and was eventually rejected by stockholders at $17 per share.

May 11, 2007

      In connection with responding to the Staff's comments, a certificate signed by a representative of the Company containing the three acknowledgments requested by the Staff is attached hereto.

      The Staff is invited to contact the undersigned with any comments or questions it may have. We would appreciate your prompt advice as to whether the
Staff has any further comments.

                                          Sincerely,

                                          /s/ Adam W. Finerman
                                          --------------------------------------
                                          Adam W. Finerman, Esq.

May 11, 2007

                                 ACKNOWLEDGMENT

      In connection with responding to the comments of the Staff of the
Securities and Exchange Commission ("SEC") relating to the definitive additional materials filed by Riviera Holdings Corporation on May 8, 2007 (the "Additional
Materials"), the undersigned acknowledges the following on behalf of the foregoing persons:

         o  The Company is responsible for the adequacy and accuracy of the disclosure in the Additional Materials.

         o  The Staff's comments or changes to disclosure in response to Staff comments do not foreclose the SEC from taking any action with respect to the Additional Materials.

         o  The Company may not assert Staff comments as a defense in any proceeding initiated by the SEC or any person under the federal securities laws of the United States.

Dated: May 11, 2007             RIVIERA HOLDINGS CORPORATION

                                By: /s/ Mark Lefever
                                    ---------------------------------------
                                    Name: Mark Lefever
                                    Title: Treasurer and Chief Financial Officer